Exhibit 12(b)
ONCOR ELECTRIC DELIVERY COMPANY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2011	2010
	(millions of dollars, except ratios)

Earnings:
Net income from continuing operations	$65	$79
Add: Total federal income taxes (benefit)	40	48
Fixed charges (see detail below)	92	88

Total earnings	$197	$215

Fixed charges:
Interest expense, excluding capitalized interest	$90	$87
Rentals representative of the interest factor	2	1

Total fixed charges	$92	$88

Ratio of earnings to fixed charges	2.14	2.44